Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May, 2017

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Listed Company CNPJ nº 33.256.439/0001-39 NIRE 35.300.109.724 MARKET ANNOUNCEMENT

São Paulo, May 24, 2017 – Ultrapar Participações S.A. (“Ultrapar”), in compliance with article 12 of CVM Instruction no. 358/02, hereby informs that it was notified by BlackRock, Inc. (“BlackRock”) that it reached an aggregate ownership position of 5.01% of shares issued by Ultrapar as of May 23, 2017, equivalent to a total of 27,874,054 shares, being 26,289,211 common shares and 1,584,843 American Depositary Receipts (ADRs). In addition, BlackRock informed that it holds 20,669 derivative financial instruments linked to Ultrapar common shares, with financial settlement, representing approximately 0.004% of the total shares issued by Ultrapar.

BlackRock also informed that the purpose of the aforementioned share ownership is strictly for investments, whereas there is no intention to alter shareholding control or the administrative structure of Ultrapar.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2017

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Market Announcement)